UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

INVUITY, INC.

ACCIPITER CORP.

a wholly owned subsidiary of

STRYKER CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Michael Hutchinson

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 385-2600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Important Additional Information will be Filed with the U.S. Securities and Exchange Commission (“SEC”)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Accipiter Corp. (“Purchaser”), a wholly-owned subsidiary of Stryker Corporation (“Stryker”), for all of the issued and outstanding shares of common stock, $0.001 par value per share, of Invuity, Inc. (“Invuity”) for $7.40 per share in cash, to be commenced pursuant to the Agreement and Plan of Merger, dated September 10, 2018, by and among Stryker, Purchaser and Invuity.

Neither this tender offer statement on Schedule TO nor the press release filed herewith is an offer to purchase, a solicitation of an offer to sell, or a recommendation to sell shares of Invuity. Purchaser has not yet commenced the tender offer to purchase Invuity’s outstanding stock described in this tender offer statement on Schedule TO.

Upon commencement of the tender offer to purchase Invuity’s outstanding stock, Stryker and Purchaser will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other tender offer documents. Following commencement of the tender offer, Invuity will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Stryker, Purchaser, Invuity, the transaction and related matters. Investors are urged to read each of these documents carefully when they are available.

Investors will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Stryker, Purchaser and Invuity through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents by contacting Stryker’s Investor Relations department at katherine.owen@stryker.com, or Invuity’s Investor Relations department at 444 De Haro St., San Francisco, CA 94107, Attention: Investor Relations.

ITEM 12.	EXHIBITS

Exhibit No.	Description

99.1	Stryker Press Release issued September 11, 2018